FORM 8-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 11, 2005

TELEPHONE AND DATA SYSTEMS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	001-14157 (Commission File Number)	36-2669023 (IRS Employer Identification No.)

30 North LaSalle Street, Suite 4000, Chicago, Illinois (Address of principal executive offices)	60602 (Zip Code)

Registrant's telephone number, including area code: (312) 630-1900

Not Applicable (Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

On April 11, 2005, shareholders of Telephone and Data Systems, Inc. ("TDS") approved the TDS Amended and Restated 2004 Long-Term Incentive Plan, the Amended and Restated 2003 Employee Stock Purchase Plan and an amended Compensation Plan for Non-Employee Directors. The descriptions of such plans are set forth in the proxy statement of TDS dated March 14, 2005 which is incorporated by reference herein. Such descriptions are qualified by reference to the complete terms and conditions of such agreements, which are attached hereto as Exhibit 10.1, Exhibit 10.2 and Exhibit 10.3, respectively.

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

To the extent applicable, the information set forth in Item 8.01 is incorporated by reference herein.

Item 8.01. Other Events.

At a Special Meeting of shareholders on April 11, 2005 (the "Special Meeting"), shareholders of TDS approved an amendment ("Amendment") to the Restated Certificate of Incorporation of TDS to increase the authorized number of Special Common Shares from 20,000,000 to 165,000,000 (the "Special Common Share Proposal"). The Amendment was filed with the Secretary of State of the State of Delaware and became effective on April 11, 2005. The Amendment is incorporated by reference herein as Exhibit 3.1.

As disclosed in the proxy statement dated March 14, 2005 relating to the Special Meeting, subject to certain conditions, TDS may possibly take action at some time in the future to offer and issue Special Common Shares in exchange for all of the Common Shares of United States Cellular Corporation ("U.S. Cellular") which are not owned by TDS (a "Possible U.S. Cellular Transaction").

IMPORTANT INFORMATION: Additional information relating to a Possible U.S. Cellular Transaction is included in TDS's definitive proxy statement dated March 14, 2005. The description of a Possible U.S. Cellular Transaction is neither an offer to purchase nor a solicitation of an offer to sell any securities. If and when TDS takes action with respect to a Possible U.S. Cellular Transaction, TDS will file appropriate documents with the SEC with respect thereto. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ SUCH DOCUMENTS IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders and other investors may access such documents without charge if and when they become available at the SEC's web site (www.sec.gov ) and on the TDS web site (www.teldta.com ) in the Investor Relations section on the SEC filing page. TDS and its executive officers and directors may be deemed to be participants in the solicitation of proxies from TDS shareholders in connection with the Special Common Share Proposal. Information regarding the security ownership and other interests of TDS's executive officers and directors will be included in the definitive proxy statement.

Item 9.01. Financial Statements and Exhibits.

(c)      Exhibits:

     In accordance with the provisions of Item 601 of Regulation S-K, any Exhibits filed herewith are set forth on the Exhibit Index attached hereto.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Telephone and Data Systems, Inc.
(Registrant)

Date: April 11, 2005

By:	/s/ J. Timothy Kleespies

J. Timothy Kleespies
Vice President and Assistant Corporate Controller

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EXHIBIT INDEX The following exhibits are filed herewith as noted below.

Exhibit No.	Description
3.1	Amendment dated April 11, 2005 to TDS's Restated Certificate of Incorporation, as amended, is hereby incorporated by reference from Exhibit 3 to TDS's Form 8-A as filed with the Securities and Exchange Commission on April 11, 2005

10.1	Amended and Restated 2004 Long-Term Incentive Plan
10.2	Amended and Restated 2003 Employee Stock Purchase Plan
10.3	Compensation Plan for Non-Employee Directors, as amended
99.1	Definitive Proxy Statement of TDS is hereby incorporated by reference to TDS's Schedule 14A as filed with the SEC on March 14, 2005
99.2	Private Securities Litigation Reform Act of 1995 Safe Harbor Cautionary Statement

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